

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2016

Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
2 Mill and Main Place, Suite 395
Maynard, MA 01754

Re: AquaBounty Technologies, Inc.
Form 10-12B
Filed November 7, 2016
File No. 001-36426

Dear Mr. Stotish

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure